UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,566,126 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,566,126 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,566,126 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.10%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 529,043 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 529,043 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,043 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSONS. Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,000 Common Shares *
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 10,000 Common Shares *
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,105,169 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,105,169 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,169 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,105,169 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 6,105,169 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,169 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006, August 1, 2006, August 15, 2006, September 28, 2006, October 10, 2006, January 12, 2007, February 22, 2007, January 9, 2008, March 3, 2008, March 4, 2008, March 7, 2008, April 29, 2008 and on October 3, 2008 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and together, with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold (“Mr. Gold”), and the General Partner, the “Reporting Persons”), with respect to the Common Stock, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 18 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

Pursuant to a redemption request from a partner of SAVF II, SAVF II has distributed all 3,032,781 Common Shares previously reported as owned by it to the partner who requested such redemption (the “SAVF II Distribution”). At this time, neither SAVF II nor SAVF III has any plans or intentions to purchase any additional securities of the Company.

Notwithstanding SAVF II’s and/or SAVF III’s current plans and intentions described above, (a) SAVF may determine from time to time to acquire additional securities of the Company in the open market, in private transactions (including from SAVF III or a partner of SAVF II or SAVF III who from time to time may receive a distribution of Common Shares from SAVF II or SAVF III) or otherwise, and (b) either of SAVF and/or SAVF III may determine from time to time to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise, based on factors that such Reporting Persons may deem relevant, which may include, without limitation, (i) market and general economic conditions, (ii) the business affairs and financial conditions of the Company, (iii) the availability of securities at favorable prices, (iv) alternative investment opportunities available to such Reporting Persons, (v) new or increases or decreases in capital commitments from partners in such Reporting Persons, (vi) the capital requirements of SAVF and/or SAVF III, (vii) to honor redemption requests from their respective partners, (viii) applicable restrictions in the Company’s insider trading policy, or (ix) other factors from time to time deemed to be relevant by such Reporting Persons.

Pursuant to an agreement, dated as of February 20, 2007, among the Reporting Persons and the Company (a copy of which previously was filed as Exhibit No. 20 to the Amended Schedule 13D and is incorporated herein by this reference), for so long as the Shamrock Activist Value Fund, the General Partner and Shamrock Partners (collectively referred to herein as “Shamrock”) continued to collectively own not less than 10% of the outstanding Common Shares of the Company, Shamrock would have the right to designate two representatives to serve on the of board of directors of the Company (the “Board”), and for so long as Shamrock continued to collectively own not less than 3.5% of the outstanding Common Shares of the Company, Shamrock would have the right to designate one representative to serve on the Board. After giving effect to the SAVF II Distribution, Shamrock now collectively owns an aggregate of 6,095,169 Common Shares, which represents approximately 9.96% of the issued and outstanding Common Shares. Since Shamrock no longer owns more than 10%, but does own more than 3.5% of the outstanding Common Shares of the Company, one of the two persons previously designated by Shamrock to serve on the Board resigned from the Board effective October 31, 2008, leaving Mr. Gold as Shamrock’s sole designee on the Board.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the other. Each of SAVF, SAVF II and SAVF III disclaims beneficial ownership of any Common Shares owned by the others.

SAVF is the owner of 5,566,126 Common Shares, which represents approximately 9.10% of the issued and outstanding Common Shares. As a result of the SAVF II Distribution described in Item 4 above, SAVF II has disposed of all Common Shares owned by it. SAVF II disclaims beneficial ownership of all Common Shares distributed in the SAVF II Distribution. SAVF III is the owner of 529,043 Common Shares, which represents approximately 0.86% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 6,095,169 Common Shares, which represents approximately 9.96% of the issued and outstanding Common Shares.

In connection with his appointment to the Board, Mr. Gold was granted 10,000 restricted Common Shares, which represent approximately 0.02% of the issued and outstanding Common Shares. These restricted Common Shares vest one-third on each anniversary of the grant date, and if Mr. Gold’s status as a director of the Company terminates, the Company may receive via a forfeiture condition any or all of the unvested restricted Common Shares held by him as of the date of termination. Mr. Gold has the sole power to vote and dispose of these restricted Common Shares, subject to the restrictions imposed by the Company in connection with the grant of such securities to Mr. Gold.

By virtue of the Common Shares owned by the Shamrock Activist Value Fund and the restricted Common Shares granted to Mr. Gold, the Reporting Persons collectively own

6,105,169 Common Shares, which collectively represent approximately 9.98% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF, SAVF II and SAVF III. As a result, Mr. Gold may be deemed to be a member of a group with Shamrock Partners, the General Partner and the Shamrock Activist Value Fund and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund and such entities disclaim beneficial ownership of the restricted Common Shares held by Mr. Gold.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 6,095,169 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 9.96% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 6,095,169 Common Shares owned by the Shamrock Activist Value Fund. Shamrock Partners has sole voting and dispositive power with respect to the 6,095,169 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 6,095,169 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons, including Mr. Gold, are identified in response to Item 2 of the Amended Schedule 13D.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 61,185,203 Common Shares were outstanding as of November 3, 2008, based on the information contained in the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission on November 3, 2008.

(c) Except for the SAVF II Distribution described above, the Reporting Persons have not effected any transactions in the Common Shares during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted above, Mr. Gold is a party to a restricted stock grant from the Company which imposes vesting restrictions and certain forfeiture conditions on the restricted Common Shares subject to such grant, as described in Item 5 above.

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 27	—	Joint Filing Agreement, dated November 4, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

STANLEY P. GOLD

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

Exhibit Index

Document
Exhibit 27	—	Joint Filing Agreement, dated November 4, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.